OVID THERAPEUTICS INC.

441 9th Ave 14th Floor

New York, NY 10001

November 13, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tim Buchmiller

Re:	Ovid Therapeutics Inc.
Registration Statement on Form S-3 (File No. 333-275307)
Request for Acceleration of Effective Date

Mr. Buchmiller:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-275307) (the “Registration Statement”) to become effective on November 15, 2023, at 4:00 p.m. Eastern Time, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the Staff.

Once the Registration Statement has been declared effective, please orally confirm the event with Jaime Chase of Cooley LLP, counsel to the Registrant, at (202) 728-7096 or by e-mail at jchase@cooley.com.

[Signature page follows]

Very truly yours,

Ovid Therapeutics Inc.

By:	/s/ Thomas M. Perone
Thomas M. Perone
General Counsel, Corporate Secretary and Chief Compliance Officer

cc:

Jeremy M. Levin, Ovid Therapeutics Inc.

Jeffery Rona, Ovid Therapeutics Inc.

Laura Berezin, Cooley LLP

Jaime Chase, Cooley LLP

Signature Page to Company Acceleration Request – S-3 2023